Exhibit 99.1

U Power Announces Appointment of New Independent Director

Shanghai, China, Feb. 8, 2024 (PRNewswire) -- U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a vehicle sourcing services provider with a vision to becoming a comprehensive EV battery power solution provider in China, today announced that Mr. Bo Lyu resigned from the board of directors of the Company (the “Board”) on January 31, 2024, and that the Board has appointed Jean Christophe von Pfetten (“Prof. Pfetten”) as an independent director of the Company, as well as a member of the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, effective February 1, 2024.

Prof. Pfetten is an accomplished diplomat and academic who has served as Chairman of the Institute for East-West Strategic Studies since October 1997, visiting professor at People’s University of China since September 1999, Chairman of Thornehope Limited (HK) since September 2001, and Bye-fellow of Emmanuel College (Cambridge University) since May 2015. He also served as a member of the board of the International Financial Bank (FinInt Italy) for three years from January 2019 to December 2022. Prof. Pfetten is the author of a book entitled “Insights from China: Leadership, Policy and New World Order” published in 2015, and more than thirty articles on Corporate Governance, Political Economics and International relations. He received a Bachelor of Science and a Master of Science (Physics and Chemistry) from the University of Strasbourg in 1988 and 1989, respectively, and a Dipl. Eng. in Geophysics from the Institut de Physique du Globe in 1990.

Mr. Jia Li, Chief Executive Officer and Chairman of the Board, commented, “We are thrilled to have Prof. Pfetten join our Board as an independent director. He brings a diverse array of experiences and unique insights to the Board. This appointment further strengthens our commitment to driving success for our shareholders.”

About U Power Limited

U Power Limited is a vehicle sourcing services provider, with a vision to becoming an EV market player primarily focused on its proprietary battery-swapping technology, or UOTTA technology, which is an intelligent modular battery-swapping technology designed to provide a comprehensive battery power solution for EVs. Since its operation in 2013, the Company has established a vehicle sourcing network in China’s lower-tier cities. The Company has developed two types of battery-swapping stations for compatible EVs and is operating one manufacturing factory in Zibo City, Shandong Province, China. For more information, please visit the Company’s website: http://ir.upincar.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact

U Power Limited

Investor Relations Department

Email: ir@upincar.com

Robin Yang, Partner
ICR, LLC
Email: UPower.IR@icrinc.com
Phone: +1 (212) 475-0415